UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SYNERGETICS USA, INC.

(Name of Subject Company)

SYNERGETICS USA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160G107

(CUSIP Number of Class of Securities)

Peter Rasche

General Counsel

Synergetics USA, Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri 63368

(636) 939-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.

Jennifer R. Byrne, Esq.

Armstrong Teasdale LLP

7700 Forsyth Boulevard

St. Louis, Missouri 63105

(314) 621-5070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information	1

Item 2.	Identity And Background Of Filing Person	1

Item 3.	Past Contacts, Transactions, Negotiations and Agreements	2

Item 4.	The Solicitation or Recommendation	9

Item 5.	Persons/Assets Retained, Employed, Compensated or Used	31

Item 6.	Interest in Securities of the Subject Company	31

Item 7.	Purposes of the Transaction and Plans or Proposals	31

Item 8.	Additional Information	31

Item 9.	Exhibits	41

i

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Synergetics USA, Inc., a Delaware corporation (the “Company” or “Synergetics”). The address of the principal executive offices of the Company is 3845 Corporate Centre Drive, O’Fallon, Missouri 63368, and the telephone number of the principal executive offices of the Company is (636) 939-5100.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s shares of common stock, par value $0.001 per share (each, a “Share”). As of September 11, 2015, there were 50,000,000 Shares authorized, of which 25,593,288 were outstanding.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above under the heading “ — Name and Address.” The Company’s website address is www.synergeticsusa.com. The information included in, or linked to through, the Company’s website should not be considered part of this statement. The Company has included its website address in this statement solely as a textual reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), to purchase all Shares that are issued and outstanding, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive up to two contingent payments (the “Contingent Consideration Payments”), if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) (together, the “Offer Price”) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented, the “Schedule TO”) filed by the Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2015.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 1, 2015 (as it may be amended or supplemented, the “Merger Agreement”), by and among Parent, Purchaser and the Company, filed hereto as Exhibit (e)(1). A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase under the heading “Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements” and is incorporated by reference herein. The Merger Agreement provides, among other things, that as soon as commercially practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement and the CVR Agreement, the “Transactions”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and effected without a vote of the Company’s stockholders. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or by the Company immediately prior to the Effective Time, which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and Dissenting Shares (as defined in Item 8 under the heading “Additional Information — Appraisal Rights”), if any, will be canceled and will be converted automatically into the right to receive an amount per Share equal to the Offer Price (the “Merger Consideration”). In connection with the Merger, outstanding stock options and restricted Shares will be cancelled in exchange for the right to receive the Merger Consideration as set forth in Item 3 of this Schedule 14D-9 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company — Treatment of Stock Options” and “Agreements or Arrangements with Executive Officers and Directors of the Company — Treatment of Restricted Stock Awards.”

The Offer is initially scheduled to expire at 11:59 p.m., New York City time, on October 14, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as the Offer may be so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Parent formed Purchaser solely for the purpose of engaging in the Transactions. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of Purchaser and Parent are located at 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807 and the telephone number is (908) 927-1400.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Schedule 14D-9 or in the Schedule TO, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between or among the Company or any of its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements between the Company, Parent and Purchaser

Confidentiality Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Valeant and the Company entered into a confidentiality agreement on January 6, 2015 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Valeant, on its own behalf and on behalf of certain of its representatives, and the Company agreed, among other things, not to disclose each party’s confidential information and to use such information only for the purposes of considering, evaluating and negotiating possible mutually agreeable transactions (subject to certain exceptions) for a period of five years from the date of the Confidentiality Agreement. Under the Confidentiality Agreement, Valeant also agreed, for a period of one year following the date of the Confidentiality Agreement, to certain “standstill” provisions for the protection of the Company. Both parties agreed to certain employee non-solicitation provisions prohibiting each of the parties from soliciting each other’s employees for a period of one year from the date of the Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

On August 19, 2015, the Company and Valeant entered into a letter agreement (the “Exclusivity Agreement”) providing Valeant the exclusive right to conduct due diligence and negotiate a potential acquisition of the Company for a period of two weeks after the date of the Exclusivity Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.

Merger Agreement

On September 1, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. Factual disclosures about Parent, Purchaser or the Company or any of their respective affiliates contained in this Schedule 14D-9, in their respective public reports filed with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about Parent, Purchaser and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, Purchaser and the Company were qualified and subject to important limitations agreed to by Parent, Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger and allocating risk between the parties to the Merger Agreement. The representations and warranties and closing conditions contained in the Merger Agreement do not establish matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates on any date.

Contingent Value Rights Agreement

In connection with the Offer, Parent has entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with American Stock Transfer & Trust Company, LLC, as rights agent, governing the terms and conditions of the Contingent Consideration Payments. Each CVR represents the right to receive contingent payments of up to $1.00 in cash in the aggregate, without interest thereon and less any applicable withholding taxes, if the following milestones (the “Contingent Consideration Milestones”) are achieved: (i) $0.50 per Share in cash payable upon sales of the Surviving Corporation’s ophthalmology products (as defined in the CVR

Agreement) achieving $55.0 million during any period of four consecutive calendar quarters during the period starting on the first day of the first calendar quarter following the Effective Time through June 30, 2018 (the “Milestone Achievement Period”); and (ii) $0.50 per Share in cash payable upon sales of the Surviving Corporation’s ophthalmology products achieving $65.0 million over any period of four consecutive calendar quarters during the Milestone Achievement Period (the “Milestone 2 Target”). If the Milestone 2 Target is not achieved during the Milestone Achievement Period and net sales of Surviving Corporation’s ophthalmology products during the four calendar quarter period ending on June 30, 2018 are more than $55.0 million but less than $65.0 million, then Parent will pay an amount equal to (a) (i) net sales during the four calendar quarter period ending June 30, 2018, minus $55.0 million, divided by (ii) $10.0 million, multiplied by (b) $0.50. The CVRs are a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Board Composition

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. At Parent’s request, the Company shall obtain and deliver to Parent the written resignations of each of the directors of the Company, to be effective at the Effective Time.

Tender Agreements

On September 1, 2015, Parent and Purchaser entered into tender agreements with all directors and certain officers of the Company (the “Tender Agreements”), pursuant to which each such officer and director agreed, among other things, to tender all of their Shares pursuant to the Offer. Shares subject to the Tender Agreements comprise approximately 2.9% of the outstanding Shares. The summary of the Tender Agreements contained in the Offer to Purchase in Section 11 under the heading “Purpose of the Offer and Plans for Synergetics; Summary of the Merger Agreement and Certain Other Agreements” is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements, which are filed as Exhibits (e)(5) through (e)(12) hereto and are incorporated by reference herein.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors may have financial interests in the Transactions that may be different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” (which is incorporated by reference into this Item 3).

Any information contained in the documents incorporated by reference herein will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Treatment of Outstanding Shares

The Company’s directors and executive officers, including those that have agreed to tender all their Shares in the Offer pursuant to the Tender Agreements, will receive for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company as follows, in each case subject to applicable withholding taxes and without interest: (i) the Cash Consideration; plus (ii) one CVR per Share. As of September 11, 2015, the Company’s executive officers and directors owned 747,038 Shares in the aggregate (excluding Options (as defined below) and Restricted Shares (as defined below)). If all executive officers and directors were to tender all of their Shares (excluding Options and Restricted Shares) pursuant to the Offer, and those Shares were accepted for purchase and purchased by Purchaser, the executive officers and the directors would receive (in each case, subject to applicable withholding taxes and without interest) (i) an aggregate of approximately $4,855,747 as Cash Consideration; and (ii) an aggregate of approximately $747,038 as Contingent Consideration Payments, assuming maximum achievement of the Contingent Consideration Milestones, for a total maximum Offer Price of $5,602,785.

The table below sets forth the number of Shares (excluding Options and Restricted Shares) held by the directors and executive officers of the Company as of September 11, 2015, and the total Cash Consideration, Contingent Consideration Payments and Offer Price they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Executive Officer/Director	Number of Shares Owned	Cash Consideration for Shares	Maximum Contingent Consideration Payments for Shares*	Total Offer Price for Shares*
David M. Hable	77,048	$500,812	$77,048	$577,860
Pamela G. Boone	203,672	$1,323,868	$203,672	$1,527,540
Jason J. Stroisch	42,104	$273,676	$42,104	$315,780
Michael R. Fanning	60,261	$391,697	$60,261	$451,958
Robert H. Blankemeyer	–	$–	$–	$–
Lawrence C. Cardinale	34,243	$222,579	$34,243	$256,822
Juanita H. Hinshaw	326,710	$2,123,615	$326,710	$2,450,325
D. Graeme Thomas	3,000	$19,500	$3,000	$22,500

*Assumes the achievement of all Contingent Consideration Milestones, such that each stockholder will receive the additional maximum Contingent Consideration Payments of $1.00 per Share.

Treatment of Stock Options

The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase Shares (each, an “Option”) that is not then vested and exercisable will become fully vested and exercisable as of the Effective Time. At the Effective Time, all outstanding Options will be cancelled, and the holders of such Options will receive at, or as soon as practicable following, the Effective Time of the Merger, the following: (i) an amount of cash equal to (A) the total number of Shares subject to the Option multiplied by (B) the excess, if any, of (x) the Cash Consideration over (y) the applicable per-share exercise price of such Option; and (ii) one CVR for each Share underlying such Option, in each case without interest and subject to any applicable tax withholding.

The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (the “In-the-Money Options”) that are held by the Company’s executive officers and directors as of September 11, 2015, and reflects the gross amount payable to the Company’s executive officers and directors with respect to their In-the-Money Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). All of the Options held by the Company’s executive officers and directors as of September 11, 2015 have exercise prices below the Cash Consideration and are In-the-Money Options. Based on the In-the-Money Options held on September 11, 2015, executive officers and directors of the Company would be entitled to receive (in each case, subject to applicable withholding taxes and without interest) (i) an aggregate of approximately $1,958,858 as Cash Consideration for all In-the-Money Options held by such directors and executive officers; and (ii) an aggregate of approximately $787,023 as Contingent Consideration Payments, assuming maximum achievement of the Contingent Consideration Milestones, for total Merger Consideration of $2,745,881 for all such In-the-Money-Options.

Executive Officer/Director	Number of Shares Underlying Vested/ Unexercised Stock Options	Number of Shares Underlying Unvested Stock Options	Total Cash Consideration for All Options	Maximum Contingent Consideration Payments for All Options*	Total Merger Consideration for All Options*
David M. Hable	135,601	155,314	$710,245	$290,915	$1,001,160
Pamela G. Boone	53,456	55,191	$284,839	$108,647	$393,486
Jason J. Stroisch	24,343	47,119	$162,388	$71,462	$233,850
Michael R. Fanning	23,741	42,258	$146,486	$65,999	$212,485
Robert H. Blankemeyer	17,500	2,500	$58,400	$20,000	$78,400
Lawrence C. Cardinale	87,500	2,500	$229,700	$90,000	$319,700
Juanita H. Hinshaw	97,500	2,500	$285,700	$100,000	$385,700
D. Graeme Thomas	37,500	2,500	$81,100	$40,000	$121,100

*Assumes the achievement of all Contingent Consideration Milestones, such that each stockholder will receive the additional maximum Contingent Consideration Payments of $1.00 per Share.

Treatment of Restricted Stock Awards

The Merger Agreement provides that, at the Effective Time, each outstanding Share of restricted stock (each, a “Restricted Share”) will become fully vested as of the Effective Time. At the Effective Time, all outstanding Restricted Shares will be cancelled, and the holders of Restricted Shares will receive at, or as soon as practicable following, the Effective Time of the Merger, the following: (i) an amount of cash equal to the Cash Consideration for each Restricted Share held by such holder, and (ii) one CVR for each Restricted Share held by such holder, in each case without interest and subject to any applicable tax withholding.

The table below sets forth the number of unvested Restricted Shares held by the executive officers and directors of the Company as of September 11, 2015 that will become vested as of the Effective Time, and reflects the gross amount payable to the Company’s executive officers and directors with respect to their Restricted Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the Restricted Shares held on September 11, 2015, executive officers and directors of the Company would be entitled to receive (in each case, subject to applicable withholding taxes and without interest) (i) an aggregate of approximately $1,375,029 as Cash Consideration for all Restricted Shares held by such directors and executive officers; and (ii) an aggregate of approximately $211,543 as Contingent Consideration Payments, assuming maximum achievement of the Contingent Consideration Milestones, for a total Merger Consideration of $1,586,572 for all such Restricted Shares.

Executive Officer/Director	Number of Restricted Shares Owned	Cash Consideration for Restricted Shares	Maximum Contingent Consideration Payments for Restricted Shares*	Total Merger Consideration for Restricted Shares*
David M. Hable	108,177	$703,150	$108,177	$811,327
Pamela G. Boone	38,658	$251,277	$38,658	$289,935
Jason J. Stroisch	34,026	$221,169	$34,026	$255,195
Michael R. Fanning	30,682	$199,433	$30,682	$230,115
Robert H. Blankemeyer	-	-	-	-
Lawrence C. Cardinale	-	-	-	-
Juanita H. Hinshaw	-	-	-	-
D. Graeme Thomas	-	-	-	-

*Assumes the achievement of all Contingent Consideration Milestones, such that each stockholder will receive the additional maximum Contingent Consideration Payments of $1.00 per Share.

Change in Control Agreements

Each of Messrs. Hable, Fanning and Stroisch and Ms. Boone, all of the Company’s executive officers, have entered into change in control agreements with the Company. The change in control agreements have rolling one-year terms and expire 30 days after the executive’s employment is terminated. Payments to which the executive is due under the change in control agreement are not subject to reduction in the event he or she receives other compensation for services rendered after termination of employment, and the executive is under no duty to mitigate any payments.

The change in control agreements provide that if the executive’s employment is terminated within one year following a change in control (as defined below) of the Company for cause or disability (as both are defined in the change in control agreement), as a result of his or her death or by the executive other than an involuntary termination (as defined in the change in control agreement), the Company shall pay to the executive all compensation earned or accrued through the employment termination date, including:

•	base salary;

•	reimbursement for reasonable and necessary expenses;

•	vacation pay;

•	bonuses and incentive compensation; and

•	all other amounts to which he or she is entitled under any compensation or benefit plan of the Company (collectively, “Standard Compensation Due”).

If any of Messrs. Hable, Fanning or Stroisch or Ms. Boone is terminated within one year following a change in control without cause and for any reason other than death or disability, including involuntary termination, and provided the executive enters into a separation agreement (including a release of claims) within 30 days of the employment termination, the executive officer shall receive an amount equal to the sum of the following:

•	all Standard Compensation Due;

•	an amount equal to one times the executive officer’s annual base salary at the rate in effect immediately prior to the change in control; and

•	any amount payable as of the termination date under the Company’s objectives-based incentive plan.

Such amount shall be paid in 12 equal monthly installments beginning in the month after such termination. Furthermore, all awards of restricted Shares or options shall immediately vest and the Options shall be exercisable for one year after the date of such termination (but not beyond their original expiration dates).

As defined in the change in control agreement, a “change in control” means:

•	the acquisition by any person (as defined in the change in control agreement) of securities of the Company representing 51% or more of the combined voting power of the Company’s outstanding voting securities;

•	a change in the composition of the Board of Directors of the Company such that during any period of up to two consecutive years, individuals who constitute members of the Board of Directors at the beginning of the period cease to constitute the majority thereof; and

•	the closing of certain mergers or consolidations of the Company with any other corporation.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement Parent has agreed to, for a period of six years from the Effective Time, (i) indemnify all past and present directors, officers and employees of the Company to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to its certificate of incorporation and bylaws and any indemnification agreements in existence on the date of the Merger Agreement for acts or omissions occurring at or prior to the Effective Time and, (ii) with respect to acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions, to indemnify and hold harmless such persons to the fullest extent permitted by law.

The Merger Agreement also provides that Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; however, the Surviving Corporation will not be required to pay an annual premium for such insurance in excess of 300% of the last annual premium paid by the Company. In lieu of the foregoing, (i) Parent may substitute therefor a single premium tail coverage with respect to directors’ and officers’ insurance at a level at least as favorable as in the directors’ and officers’ insurance as of the date of the Merger Agreement, or (ii) if Parent does not make the substitution provided for in clause (a), then the Company may substitute single premium tail coverage with respect to such insurance at a level at least as favorable as in the directors’ and officers’ insurance for a premium not to exceed 300% of the last annual premium paid prior to the date of the Merger Agreement.

Employee Matters

Pursuant to the Merger Agreement, for a period of one year following the acceptance of Shares for payment by Purchaser pursuant to the Offer (the “Offer Closing”), Parent will provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any of its subsidiaries immediately prior to the Effective Time (each, a “Covered Employee”) and who remains employed by Parent, the Surviving Corporation or any of their respective subsidiaries, with (i) compensation and employee benefits that, taken as a whole, have a value substantially comparable in the aggregate to the compensation and employee benefits provided by the Company as of the date of the Merger Agreement or (ii) compensation and employee benefits that, taken as a whole, have a value substantially comparable in the aggregate to the compensation and employee benefits provided to similarly situated employees of Parent and its subsidiaries. In either case, neither Parent nor Surviving Corporation shall be required to provide any equity based compensation.

In addition, Parent has agreed that each Covered Employee will, for certain purposes, be given credit for all service with the Company and its affiliates to the same extent as if such services had been rendered to Parent or the Surviving Corporation after the closing date of the Merger. Parent has agreed it will, or will cause the Surviving Corporation to, waive or use commercially reasonable efforts to cause its insurance carriers to waive, all pre-existing conditions limitations on participation and coverage applicable to each Covered Employee under any health or welfare plan in which such Covered Employee may be eligible to participate after the closing date of the Merger.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on September 1, 2015, the Board of Directors of the Company, by the unanimous approval of directors voting (with the Chief Executive Officer of the Company abstaining from the vote): (i) approved and declared the advisability of the Merger Agreement, the Tender Agreements, the CVR Agreement, the Offer, the Merger and the other Transactions; (ii) declared that it is in the best interests of Synergetics and its stockholders (other than Parent and the Purchaser) that Synergetics enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement; (iii) declared that the terms of the Offer and the Merger are fair to Synergetics and its stockholders (other than Parent and the Purchaser); and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Board, by a vote of the voting directors (with the Chief Executive Officer of the Company abstaining from the vote), hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On September 2, 2015, the Company and Valeant issued press releases announcing that they had entered into the Merger Agreement. Copies of these press releases are filed as Exhibits (a)(5)(A) and (a)(5)(B), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer

The Board, together with the Company’s management, from time to time evaluates the Company’s strategic alternatives, including potential opportunities for acquisitions, joint ventures and other transactions designed to increase stockholder value. The Board considers such transactions in light of the business and economic environment, as well as developments in the medical device industry as it related to the ophthalmic and neurosurgical markets. To this end, the Board retained Raymond James & Associates, Inc., as successor in interest to Morgan Keegan & Company, Inc. (“Raymond James”), several years ago as its advisor to assist with analyzing the Company’s strategic alternatives.

In March 2014, Bausch & Lomb Incorporated (“B+L”), a subsidiary of Valeant, via its Senior Director of Marketing, Sandeep Lalit, approached the Company’s Vice President of Domestic Sales, Michael Fanning, to discuss a potential strategic transaction between the two companies, possibly including a strategic cross-selling arrangement.

Mr. Fanning subsequently reported the subject of the call to Mr. Hable.

On March 11, 2014, Messrs. Fanning and Stroisch received an email from Mr. Lalit with a form of confidentiality agreement and requested further follow up.

Upon Mr. Fanning advising Mr. Hable of this development, Mr. Hable placed the potential transaction on the agenda for the Company’s regular second quarter 2014 Board meeting and contacted a representative of Raymond James, the Company’s financial advisor, to provide financial analysis and advice related to potential merger and acquisition activity.

On March 20, 2014, the Company’s regular second quarter 2014 Board meeting was held. Taking into account the strategic planning meetings that had taken place in September and November of 2013 among other matters, the Board determined that the Company was making sufficient progress on its own strategic growth plans, and also determined that, while it would give due consideration to any sufficiently specific indication of interest regarding an acquisition of the Company, the present circumstances of the Company did not warrant engaging in any active attempts to solicit interest for an acquisition of the Company.

On March 25, 2014, Messrs. Lalit, Fanning and Hable participated in a conference call during which they delivered to Mr. Lalit the Board’s conclusion related to the informal indication of interest from B+L.

On May 6, 2014, Mr. Fanning received an e-mail from Andrew Davis, Vice President of Corporate Development, Valeant, requesting an update on the Company’s position regarding a potential acquisition. Mr. Fanning requested further instructions from Mr. Hable, who instructed Mr. Fanning to ask Mr. Davis to contact him directly.

On May 12, 2014, during a conference call among Mr. Davis and Mr. Hable, Mr. Hable provided to Mr. Davis the contact information for the Company’s investment banker. As a follow-up to the conference call, Mr. Davis emailed to Mr. Hable a form of confidentiality agreement. Mr. Hable consulted with the Company’s General Counsel, Peter Rasche, regarding the content of the confidentiality agreement, which Mr. Rasche revised.

On August 26, 2014, the Board held a strategic planning meeting, at which it discussed and considered various strategic alternatives.

During the period May through September 2014, Valeant and the Company corresponded from time to time about, among other matters, possibly entering into a confidentiality agreement and the terms thereof.

During the months of August through October, the Company and Valeant communicated regarding other potential business opportunities, none of which ultimately were determined to be pursued by both parties.

On December 5, 2014, Mr. Davis emailed Mr. Hable to inquire about setting up a meeting. A conference call between the two men was scheduled for December 8, 2014.

On December 8, 2014, Messrs. Hable and Davis conducted a conference call and discussed the various potential strategic opportunities for the two companies. They determined that entry into a confidentiality agreement between their respective companies would be the best way to proceed.

On December 12, 2014, the Board held its regular quarterly meeting, at which Mr. Hable reported to the Board regarding his December 8, 2014, call with Mr. Davis. The Board acknowledged that the communication with Mr. Davis should proceed in due course, including entry into the confidentiality agreement.

On January 6, 2015, Valeant and the Company entered into a confidentiality agreement.

In January 2015, representatives of Valeant requested initial information for purposes of evaluating a potential transaction and representatives of the Company provided certain information to Valeant in response to such request.

In February 2015, the Company continued to respond to requests for information from Valeant, and members of the Company’s management participated in several due diligence conference calls with Valeant.

On March 19, 2015, the Board held its regular second quarter meeting at which Mr. Hable advised the Board of his perspectives regarding the competitive landscape and the status of the Company’s preliminary discussions with Valeant.

On March 24, 2015, the Company terminated its engagement of Raymond James, as the Company’s primary investment banking contact no longer worked for Raymond James.

During April, representatives of Valeant and the Company continued to exchange requests for information and responses thereto.

On April 16, 2015, representatives of Valeant and B+L, including Michael Pearson, Chairman of the Board and Chief Executive Officer, and Ari Kellen, Valeant Group Executive Vice President, met with Mr. Hable at a conference in San Diego, California. During the meeting, the parties discussed preliminary valuation of the Company. On April 22, 2015, Mr. Hess emailed Mr. Hable with an updated list of due diligence questions.

On May 4, 2015, Mr. Davis emailed to Mr. Hable a Letter of Intent (“LOI”), dated May 1, 2015, and additional requests for due diligence information, which Mr. Hable distributed to Messrs. Braswell, Blankemeyer and Rasche. The LOI expressed Valeant’s non-binding offer to acquire 100% of the outstanding common stock of the Company for a 20% to 30% premium in cash, subject to entry into a period of exclusive negotiation and the execution of customary definitive agreements.

On May 6, 2015 and May 14, 2015, Messrs. Hable and Chang engaged in brief calls to discuss the additional information requests made of the Company. Mr. Hable provided certain information regarding the Company.

On May 18, 2015, the Board held a special meeting to review proposals from three investment banking firms to provide financial advisory services, generally, and to provide advice relating to the LOI. After due consideration of these presentations, the Board decided to seek written fee proposals from each of the three investment banking firms. The Board further determined that, in light of the value expected to be obtained through continued execution of the Company’s strategic plan, including due consideration of the uncertainties inherent in attempting to successfully execute such plan, and further considering the preliminary information received from the investment banking firms regarding the Company’s reasonable valuation in a sale transaction, accepting the offer proposed in the LOI was not in the best interest of the Company’s stockholders at that time.

On May 21, 2015, Mr. Hable sent a letter via email to Mr. Pearson, indicating that in the context of the Company’s on-going assessment of strategic alternatives, the price range in the LOI was not in line with the Company’s value range, and therefore, the proposed transaction was not in the best interest of the Company’s stockholders.

On May 28, 2015, Mr. Pearson responded to Mr. Hable with a non-binding proposal (the “May Revised Offer”) for Valeant to acquire 100% of the outstanding common stock of the Company for a purchase price in the range of $5.50 to $6.00 per Share in cash, subject to entry into a period of exclusive negotiation and the execution of customary definitive agreements.

On May 29, 2015, the Company held a special Board meeting for purposes of engaging in strategic planning and discussing the response to the May Revised Offer. Topics discussed at the Board meeting with senior management of the Company included fiscal year 2015 strategic goals, macro market trends, Company strengths, potential growth business segments, financial planning matters and management’s ongoing strategic initiatives. At the end of this meeting, the Board met in executive session (all directors, no non-director employees) to discuss alternative strategic initiatives, including investing in extending current business lines, divesting one or more current business lines, selling the Company and continuing to implement the current strategic initiatives. In light of the entire discussion during this meeting, the Board determined that the Company should continue to pursue the current strategic initiatives. However, acknowledging the value to the Board’s on-going consideration of strategic planning for the Company, the Board determined that the discussion with Valeant regarding the May Revised Offer should continue.

On June 3, 2015, Mr. Hable called Mr. Davis to report that the Company was unwilling to respond to the May Revised Offer at that time but invited Valeant representatives to visit the Company in O’Fallon, Missouri. Mr. Hable reported this conversation to the Board at the June 4, 2015 special Board meeting and also recommended engaging an investment banker to assist in evaluating the Valeant proposal and alternatives to accepting the same. Over the next two weeks, the on-site meeting was arranged for June 24, 2015.

On June 12, 2015, the Board approved the engagement of William Blair & Company, L.L.C. (“William Blair”) as financial advisor to the Company to assist the Board in reviewing strategic alternatives, particularly in the context of the proposal received from Valeant. The Board selected William Blair to do this work based on, among other considerations, its familiarity with, and knowledge of, the industry and industry participants, and its experience in the mergers and acquisitions market, particularly with respect to recent transactions in the ophthalmology space.

On June 16, 2015, senior management of the Company and William Blair had a preliminary discussion of other potential strategic or financial buyers that might reasonably have the interest and capability to consummate a transaction.

On June 18, 2015, the Board authorized William Blair to conduct a market check. Between June 18, 2015 and July 3, 2015, William Blair contacted the 10 strategic and financial parties initially identified by William Blair and the Company to assess their interest in a transaction involving the Company. In addition, as noted below, in the approximately four-week period subsequent to July 3, 2015, William Blair contacted two additional parties about a potential transaction with the Company and responded to an inquiry from one additional party about a potential transaction with the Company.

On June 24, 2015, representatives of Valeant, including Mr. Pearson, met in O’Fallon, Missouri with representatives of the Company, including Mr. Hable, Ms. Boone, Mr. Fanning, Mr. Stroisch, and representatives of William Blair. At the meeting, the Company’s management team provided Valeant a high-level presentation of the Company’s business and Mr. Pearson indicated that Valeant would take into account the information obtained during the meeting and from its due diligence and consider re-submitting an indication of interest. The Board was provided an update on the meeting as well as copies of the presentation materials.

On June 26, 2015, Mr. Davis emailed to Mr. Hable an updated offer letter (“June Offer”), which reiterated Valeant’s interest in a potential acquisition of the Company on terms identical to those in the May Revised Offer.

On June 29, 2015, Mr. Davis sent the Company a proposed merger agreement for discussion by the parties. Later that day, the Board conducted a special meeting to discuss with William Blair its initial financial analysis of the May Revised Offer (containing the same price proposal as the June Offer received by the Company on June 26, 2015). William Blair discussed with the Board other potential strategic or financial buyers and whether any of them was likely to be in a position to offer a more attractive transaction to the Company’s stockholders and capable of consummating a transaction. The Board then discussed the nature and potential timing of the market check it believed would be appropriate under the circumstances and the risks of conducting a broad and lengthy market check process, including the risks of distracting management and leaks and market rumors that could have a negative impact on the Company’s business, employees and stockholders. As a result, the Board discussed a targeted market check process whereby the Company would contact the most likely strategic and financial buyers in order to assess their interest in a possible strategic transaction with the Company. The Board determined that senior management should not expand the group of strategic and financial parties contacted, as the group that had been identified already represented all parties that the Board believed might reasonably be interested in making a bid to acquire the Company and capable of consummating a transaction.

On June 30, 2015, William Blair reported to Mr. Hable that Mr. Davis had inquired about next steps and that William Blair had indicated the Company would not respond to the June Offer until receiving direction from the Board. That same day, the Board held special meetings at which Mr. Rasche advised the Board of their fiduciary duties relative to a decision regarding whether to sell the Company. The Board discussed William Blair’s financial analysis and engaged in a detailed discussion regarding the Valeant proposal and the Company’s strategic plan.

On July 1, 2015, the Board held a special meeting at which the Board continued to evaluate and discuss the Valeant proposal, and determined to request a price of $7.00 per Share. During the meeting, William Blair reviewed its market check process to date, summarizing its conversations with a majority of the potential bidders originally identified, none of which had expressed interest in pursuing a transaction with the Company. William Blair further indicated that in addition to potential strategic buyers, it was reaching out to a few potential financial buyers to assess their possible interest in a transaction with the Company. Following discussion, the Board authorized William Blair on behalf of the Company to reject the current offer and advise Valeant that it was prepared to proceed with a transaction with a $7.00 per Share purchase price. At an additional Board meeting on July 2, 2015, William Blair informed Mr. Hable that the William Blair team had had a call with representatives of Valeant to discuss the status of the Company’s evaluation of Valeant’s proposal and Valeant’s perspective on valuation.

On July 3, 2015, William Blair reported to Mr. Hable that it had discussed with two potential acquirers their possible interest in the Company, one of which was concerned about product overlap and the other of which was not interested in the neurosurgical business.

On July 6, 2015, Valeant submitted a revised offer (the “July Offer”) orally to William Blair during a conference call. On July 7, 2015, the Board held a special meeting to discuss the July Offer. The July Offer comprised an all cash offer to purchase the outstanding Shares of Company common stock at a price of $6.30 per Share. William Blair updated the Board on the status of the market check process, indicating that it had further conversations with certain of the identified potential bidders, three of which had declined to bid, a Party A that requested additional information and a Party B that indicated its intent to submit a final response by the end of the week. The Board discussed Valeant’s July Offer with William Blair and considered with its advisors how the Company should respond to the July Offer. The Board instructed William Blair not to respond to Valeant at that time.

On the same day, the Company signed a confidentiality agreement with Party A. Mr. Hable, Ms. Boone, and Mr. Rasche held a teleconference with certain representatives of Party A during which they provided Party A with a high-level presentation of the Company’s business.

On July 10, 2015, the independent directors of the Board met in a special executive session to discuss the response to the July Offer. The independent directors determined that they would not accept the July Offer because they did not believe that it represented the highest price that could be achieved through continued negotiation. Mr. Blankemeyer informed Mr. Hable of the outcome of the executive session.

On July 12, Mr. Hable informed William Blair of the outcome of the July 10, 2015 special executive session of the independent directors, which William Blair reported to Mr. Pearson.

On July 13, 2015, Party A submitted to William Blair an indication of interest at a Share price ranging from $5.45 to $5.95 with doubtful ability to move significantly above that price range. Party A was informed that it would need to increase its valuation, as its current price range was not competitive.

On July 15, 2015, William Blair informed Mr. Hable that Party B had expressed interest in learning more about the Company and potentially submitting an indication of value. Party B indicated that its interest level was high and requested a video conference with the Company and some of its executive team members. It also submitted a form of confidentiality agreement. From July 16, 2015 to July 20, 2015, management finalized its presentation for Party B and, in consultation with the Company’s General Counsel, negotiated a confidentiality agreement with Party B. On July 20, 2015, the confidentiality agreement was executed.

On July 22, 2015, following transmission of the management presentation to Party B, Mr. Hable, Ms. Boone, Mr. Stroisch, Mr. Fanning, Mr. Copeland, Mr. Rasche and representatives of William Blair participated in a conference call with certain representatives of Party B. Party B later declined to submit an indication of interest.

On July 25, 2015, Mr. Pearson sent a written proposal (the “Final Letter of Intent”) to Mr. Hable, including revised terms providing for payment of $6.50 per Share upfront in cash, contingent value rights of $0.50 if net sales of the Company’s ophthalmology products achieve $55 million on a trailing four calendar quarter basis with the final quarter being the quarter ended December 31, 2017 and an additional $0.50 contingent value rights if net sales of the Company’s ophthalmology products achieve $65 million on a trailing four calendar quarter basis with the final quarter being the quarter ended December 31, 2017. The offer was contingent on entering into a period of exclusive negotiation of, and execution of, customary definitive agreements. William Blair discussed with Mr. Hable its initial financial analysis of the contingent value rights.

On July 27, 2015, following management’s analysis of the Final Letter of Intent and discussion with William Blair of the Final Letter of Intent, Mr. Hable forwarded to the Board materials related to Valeant’s proposal, including the Final Letter of Intent and management’s analysis of the Final Letter of Intent. The Board held a special meeting on July 27, 2015, at which William Blair summarized the status of the Valeant proposal and the market check process, indicating that of the 12 potential bidders it had contacted, eight had declined to make an offer, one had provided an offer at a price below $6.00, and three had not yet responded. William Blair indicated that a number of parties had declined to pursue a transaction because the Company derived a majority of its cash flow not from its ophthalmic business, but from its neurosurgical business, which has significant customer concentration risk. William Blair also presented a financial analysis of the contingent value rights. The Board, after full deliberation, determined that the Final Letter of Intent would be acceptable if the terms and conditions of the CVR Agreement could be negotiated. The Board authorized William Blair to inform Valeant of the Board’s response.

William Blair reported to Mr. Hable that (i) it had reviewed with Valeant the Board’s response to the Final Letter of Intent, (ii) Valeant indicated it would prepare a draft CVR Agreement as soon as possible and

(iii) Valeant requested that the Company review and respond to the previously transmitted merger agreement. Mr. Davis presented to Mr. Hable an exclusivity letter from Valeant requesting a 30 day exclusivity period but, upon evaluating the revised exclusivity letter and discussing with its advisors, management concluded that the Company needed to complete its market check prior to executing the exclusivity letter and that a 30-day exclusivity period was longer than it was willing to accept.

On July 31, 2015, Mr. Hable and William Blair participated in a conference call with Party C, which had reached out to Mr. Hable to discuss the possibility of purchasing the Company’s neurosurgical assets. Party C was told that there was an unsolicited offer in existence for the entire Company and was queried as to whether Party C would consider making a bid for the entire Company. Party C indicated that it did not want to make a bid for the entire Company. As the Board had previously concluded, following discussion with William Blair, that selling the neurosurgical and ophthalmic assets in separate transactions was not likely to result in an aggregate valuation higher than a sale of the Company as a whole to a single bidder, Party C was advised that the Company was only interested in a sale of the entire Company. On the same day, representatives of Valeant submitted its initial draft of the CVR Agreement.

From July 30, 2015 to August 4, 2015, after discussing with its advisors the issues raised in the CVR Agreement, Armstrong Teasdale LLP, counsel to the Company (“Armstrong Teasdale”), and management continued to discuss and prepare a revised exclusivity letter and revised CVR Agreement.

On August 4, 2015, the Company discussed with William Blair the market data for termination fees for similarly sized, sell-side public deals since 2014. Following receipt of the CVR Agreement, the Board held a special meeting with William Blair and Armstrong Teasdale, at which it reviewed the progress with respect to the negotiation of the CVR Agreement and the key issues associated with the CVR Agreement. Mr. Rasche and Mr. Braswell advised the Board of the principal issues to be negotiated with respect to the CVR Agreement. Mr. Hable and William Blair reviewed with the Board the status of the ongoing market check process, indicating that the three outstanding potential bidders who had not yet responded by the July 27, 2015 Board meeting had all declined to present an indication of interest. The Board also discussed with William Blair certain financial matters, including the financial aspects of the Final Letter of Intent and the extension of the final quarter for the measurement of the CVR to June 30, 2018.

On August 5, 2015, William Blair forwarded to Valeant the Company’s mark-up of the CVR Agreement. Management continued to analyze the financial impact of the CVR. On August 6, 2015, Valeant provided its comments to the CVR Agreement.

From August 6, 2015 to August 10, 2015, management discussed with William Blair the revised CVR Agreement and Valeant’s position and continued to analyze and revise the exclusivity letter. On Ms. Boone’s recommendation, the Company’s independent accounting firm was consulted with respect to certain elements of the draft CVR Agreement.

On August 10, 2015, representatives of the Company provided a revised CVR Agreement and exclusivity letter to representatives of Valeant.

During the week of August 10, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to Valeant, and Armstrong Teasdale continued to negotiate the draft CVR Agreement. On August 11, 2015, representatives of Valeant delivered to representatives of the Company a revised draft CVR Agreement and exclusivity letter. On August 12, 2015, representatives of the Company called representatives of Valeant to discuss the draft CVR Agreement and to coordinate a discussion between Armstrong Teasdale and Skadden Arps. Mr. Hable proposed to the Board for its consideration a consent resolution regarding the execution of change in control agreements for Messrs. Rasche and Copeland on the basis that the continued involvement of Messrs. Rasche and Copeland was integral to a possible transaction. Without change in control protections, Mr. Hable suggested that it may be difficult to retain Messrs. Rasche and Copeland through a sale process. The proposed change in control agreements for each of Mr. Rasche and Mr. Copeland were identical to those existing for other senior management. Mr. Hable also provided additional information regarding the terms of the existing change in control agreements and the compensation of Messrs. Rasche and Copeland. The Board unanimously approved the resolution.

Following receipt of the revised CVR Agreement and exclusivity letter, the Board held a special meeting on August 17, 2015 to discuss and evaluate such documents. The Board engaged in a detailed discussion of the financial issues impacting the CVR Agreement. At the meeting, Ms. Boone reported on the views of the Company’s independent accounting firm on the matters she had consulted with them on in the CVR Agreement. The Board determined that the CVR Agreement and exclusivity letter would be acceptable, provided the Milestone Achievement Period in the CVR Agreement was extended from the ending date of December 31, 2017 to an ending date of June 30, 2018.

On August 18, 2015, representatives of the Company provided to Valeant a revised CVR Agreement that reflected changes requested by the Board, including an extension of the Milestone Achievement Period by six months (through June 30, 2018).

On August 19, 2015, Valeant agreed to the extension of the Milestone Achievement Period. The Board unanimously approved the resolution authorizing the Company to proceed with negotiations of the proposed transaction with Valeant and entry into the exclusivity letter with a 14-day exclusivity period, during which the parties would negotiate the Merger Agreement and Valeant would perform its due diligence.

On August 20, 2015, Valeant delivered a revised executed exclusivity letter to the Company. The Company executed the exclusivity letter on August 20, 2015 and granted access to representatives of Valeant to a virtual data room containing non-public documents of the Company and began to respond to additional due diligence requests from representatives of Valeant and continued to do so through September 1, 2015.

Also on August 20, 2015, Mr. Hable asked that William Blair continue its financial analysis, such that if final resolution was reached with respect to a transaction with Valeant, William Blair would be prepared to issue a fairness opinion with respect to the transaction. Mr. Hable countersigned the exclusivity letter. Valeant and its counsel continued their substantive review of due diligence documentation provided by the Company.

On August 21, 2015, at management’s direction, Armstrong Teasdale returned the draft Merger Agreement to Skadden Arps with proposed revisions, and Armstrong Teasdale and Skadden Arps negotiated the terms of the Merger Agreement through its execution on September 1, 2015.

On August 28, 2015, following receipt of a summary of the Merger Agreement and a timeline for completing the merger, the Board held a special meeting, at which they discussed the status and terms of the Merger Agreement, including the proposed amount of the termination fee, as well as the fairness opinion.

On August 31, 2015, William Blair provided further analysis of the Merger Agreement termination fee, which was forwarded to the independent directors, who discussed the appropriate termination fee level based on William Blair’s market analysis. On August 31, 2015, Skadden Arps also provided forms of tender agreements (the “Tender Agreements”) to be signed by all directors and certain officers of the Company as a condition to Valeant’s willingness to enter into the Merger Agreement. Throughout the remainder of August 31, 2015 and into the morning of September 1, 2015, the Company and Armstrong Teasdale responded to final due diligence requests of Valeant and Skadden Arps. Following ongoing negotiation of the Merger Agreement, the Tender Agreements were finalized and entered into on September 1, 2015 in connection with the execution of the Merger Agreement.

On the afternoon of September 1, the Board held a meeting, with Ms. Boone, Mr. Rasche and representatives of William Blair and Armstrong Teasdale in attendance. Supporting materials, including the substantially final version of the Merger Agreement, were distributed prior to the meeting. Armstrong Teasdale again reviewed with the Board its fiduciary duties, including specifically with respect to the consideration of strategic alternatives and a potential approval of a change of control transaction. Armstrong Teasdale then made a detailed presentation to the Board of the terms and conditions of the Merger Agreement as well as the proposal in the Merger Agreement for directors and certain officers of the Company to sign the Tender Agreements and tender their Shares pursuant to the Offer. Throughout this presentation, Armstrong Teasdale responded to questions from the Board. Thereafter, William Blair reviewed with the Board the history of the sale process, including its market check activities and its updated financial analysis, and responded to questions from the Board. William Blair then delivered to the Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated September 1, 2015, to the effect that the cash price of $6.50 per Share, plus one contractual CVR per Share, representing the right to receive up to two contingent payments of up to $1.00 in the aggregate, to be received in the Offer and the Merger was fair, from a financial point of view, to the Company’s stockholders (other than Valeant and its affiliates). The full text of William Blair’s written opinion is attached to this Schedule 14D-9 as Annex A.

Following discussion, the Board called for a vote on the approval of, among other matters, the Merger Agreement and related Transactions. Mr. Hable abstained from voting on these matters. All remaining members of the Board unanimously adopted resolutions (i) approving and declaring the advisability of the Merger Agreement and the Transactions, (ii) declaring that it was in the best interest of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the Transactions and that the Company’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Offer and the Merger were fair to the Company and the Company’s stockholders and (iv) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Board further authorized management of the Company to execute the Merger Agreement on the terms presented to the Board.

Throughout the remainder of September 1, 2015, the Company and Armstrong Teasdale responded to final due diligence requests of representatives of Valeant, and Valeant finalized its due diligence review. Armstrong Teasdale and Skadden Arps then finalized the Merger Agreement and the related disclosure letter. The parties executed the Merger Agreement in the evening of September 1, 2015, and the transaction was publicly announced on the morning of September 2, 2015.

Reasons for the Board’s Recommendation

In reaching its decision to approve the Merger Agreement and the Transactions and to recommend that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, the Board consulted with senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters. The Board consulted with its financial advisors regarding the financial aspects of the Transactions, as well as the fairness, from a financial point of view, to the Company’s stockholders (other than Valeant, Parent, the Purchaser and any direct or indirect wholly owned subsidiary of Valeant) of the consideration to be received by such stockholders pursuant to the Transactions. The Board also consulted with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to approve the Merger Agreement and the Transactions:

•	Premium to Market Price. The Offer Price represents a premium of approximately 48.1% to the closing price per Share on September 1, 2015, the last trading day prior to the public announcement of the Merger Agreement, and a 39.6% premium to the three-month average trading price.

•	Business and Financial Condition and Prospects. The Board’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects of the Company as an independent entity.

•	Economic Conditions. The current economic uncertainty in the U.S. and the other markets in which the Company sells its products and the effect on all purchasers of goods and services.

•	Strategic Alternatives. The Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than the alternatives to the Offer and the Merger, which belief was formed based on the Board’s review, after discussion with management regarding the Company’s business prospects and discussion with representatives of William Blair of possible strategic alternatives available to the Company and the contacts representatives of William Blair made, following which the Board determined that Parent was the party most likely to be able to provide the highest value to the Company’s stockholders and the most likely to execute on a transaction.

•	Competitive Conditions. The Company’s belief that in order to compete most effectively in the Company’s markets, the resources of a bigger company may be required, and the belief, based on its discussions with Parent, that if Parent did not acquire the Company, Parent would pursue a transaction involving a competitor of the Company.

•	Execution Risk and Certainty of Value. The all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of not successfully executing the Company’s long-term business strategy, and while also providing such stockholders with certainty of value for their Shares as compared to consideration payable in a stock-for-stock transaction, which would be subject to fluctuation in market prices of the Company and Parent’s stock. In addition, the contingent value rights would allow the Company’s stockholders to receive additional value if certain sales thresholds were achieved in the future.

•	Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see Item 8 under the heading “Additional Information — Appraisal Rights.”

•	Synergies. The Merger is expected to result in synergies benefitting Parent, the value of which is factored into the Offer but is not currently factored into the market price for the Company as a stand-alone company and would not be equally realized in other strategic transactions, such as a leveraged buyout.

•	Negotiations with Parent. The Merger Agreement was the product of extensive arms-length negotiations, which resulted in an increase from a price range of a 20% to 30% premium to a 48.1% premium in the cash price per Share offered by Parent and improvement from the Company’s perspective in several provisions of the Merger Agreement.

•	Lack of Competing Offers Notwithstanding Substantial Interest from Potential Acquirers. The fact that, after a total of 13 additional parties were contacted by William Blair or the Company regarding a potential strategic transaction involving the Company, some of which met with the management of the Company or otherwise received other confidential information about the Company’s business, the Company received only one proposal for a change of control transaction in addition to the proposal from Parent, which additional proposal reflected a maximum potential price, payable in cash, that was $0.55 per Share lower than the $6.50 cash per Share price offered by Parent. In addition, the stockholders have the opportunity under Parent’s proposal to participate in the CVR, which could provide an additional $1.00 per Share to the Merger Consideration.

•

Presentation and Opinion of William Blair.  The presentation to the Board at its meeting on September 1, 2015 by representatives of William Blair, and the written opinion of William Blair delivered to the Board, dated as of September 1, 2015, as to the fairness, from a financial point of view, as of that date, to the Company’s stockholders (other than Purchaser, Parent and their affiliates) of the Merger Consideration, as more fully described in this Item 4 under the heading “ — Certain Unaudited Prospective Financial Information of the Company.” The full text of the written opinion of William Blair is included hereto as Annex A.

•	Use of Reasonable Best Efforts. Parent’s agreement to use its reasonable best efforts to take all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, subject to certain conditions.

•	Speed and Likelihood of Consummation.

¡	The Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

¡	The structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer.

¡	The likelihood that the Offer would be completed and the Merger would be consummated, including the fact that:

¡	Subject to its circumscribed rights to terminate the Offer, the Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

¡	The completion of the Offer is conditioned on meeting the minimum tender condition, which cannot be waived without the prior written consent of the Company.

¡	The number of outstanding Shares that must be validly tendered into the Offer and not validly withdrawn as of any scheduled Expiration Date to satisfy the minimum tender condition is a number of Shares that, when added to the number of Shares owned by Valeant and its subsidiaries taken as a whole as of such Expiration Date, if any, would represent a majority of the fully-diluted number of Shares at such date.

¡	There are not expected to be significant antitrust or other regulatory impediments, other than customary review pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

¡	The Company may request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger.

¡	Parent’s and Purchaser’s obligations under the Offer are not subject to any financing condition.

¡	Valeant’s and Parent’s significant financial resources and balance sheet.

¡	The business reputation and capabilities of Valeant and its management, including Valeant’s substantial experience in the execution of mergers and acquisitions.

•	Ability to Respond to Takeover Proposals. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to the Offer Closing, to (i) consider and respond to a written unsolicited takeover proposal and (ii) provide non-public information to, and engage in discussions or negotiations with, the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such takeover proposal constitutes, or would reasonably be expected to lead to, a superior proposal.

•	Change of Recommendation Provisions. The ability of the Board, under the Merger Agreement, to modify or withdraw its recommendation to the Company’s stockholders or terminate the Merger Agreement under certain circumstances in response to a superior proposal or an intervening event, if the Board determines (after consultation with its representatives) that failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law, subject to Parent’s subsequent right to terminate the Merger Agreement and, in such event, the Company’s obligation to pay to Parent a termination fee of $6.2 million, which represents approximately 3.6% of the equity value of the Company after giving effect to the Cash Consideration, and approximately 3.1% of the equity value of the Company after giving effect to the total Offer Price, assuming the payment of the Contingent Consideration.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement and the Transactions, including the following:

•	Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•	Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending consummation of the Merger.

•	Operations; Hiring. The announcement and pendency of the Offer and the Merger, or failure to consummate the Offer or the Merger, may harm relationships with the Company’s employees, suppliers, distributors and customers, may divert management and employee attention away from the day-to-day operation of the Company’s business and may limit the Company’s ability to attract, hire and retain key management and personnel.

•	Non-Solicitation. The Merger Agreement precludes the Company from actively soliciting alternative transaction proposals.

•	Termination by Parent. The risk that Parent may terminate the Merger Agreement in certain limited circumstances beyond the control of the Company.

•	Conditions. While the Company expects that the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to consummate the Merger will be satisfied, and, as a result, the Merger may not be consummated.

•

Potential Conflicts of Interest.  The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company.”

•	Termination Fee. The possibility that the $6.2 million termination fee payable by the Company upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire the Company.

•	Litigation Risk. An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement and the Transactions were outweighed by the potential benefits of the Merger Agreement and the Transactions.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board approved the Merger Agreement and the Transactions and recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

In considering the recommendation of the Board that you accept the Offer and tender your Shares to Purchaser pursuant to the Offer, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours, and that Parent and Purchaser entered into Tender Agreements with all directors and certain officers of the Company, pursuant to which each such officers and directors agreed, among other things, to tender all their Shares pursuant to the Offer. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Agreements or Arrangements with Executive Officers and Directors of the Company.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Securities Exchange Act of 1934, as amended, all of the Company’s named executive officers and directors currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of William Blair & Company, L.L.C., the Company’s Financial Advisor

William Blair was retained to act as financial advisor to the Board in connection with the possible sale of the Company. As part of its engagement, the Board requested that William Blair render an opinion to the Board as to whether the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view. On September 1, 2015, William Blair delivered its oral opinion to the Board and subsequently confirmed in writing that, as of September 1, 2015 and based upon and subject to the assumptions, qualifications and limitations stated therein, the Merger

Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view.

The full text of William Blair’s written opinion, dated September 1, 2015, is attached as Annex A to this Schedule 14D-9 and incorporated herein by reference. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. William Blair’s fairness opinion was directed to the Board for its benefit and use in evaluating the fairness of the Merger Consideration to be received pursuant to the Merger Agreement and relates only to the fairness, as of the date of William Blair’s fairness opinion and from a financial point of view, of the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) in the proposed Offer and Merger pursuant to the Merger Agreement. William Blair’s fairness opinion does not address any other aspects of the proposed acquisition or any related transaction, and does not constitute a recommendation to any of the Company’s stockholders as to whether to tender its Shares in the Offer or how that stockholder should vote or otherwise act with respect to the Merger Agreement or the proposed acquisition. William Blair did not address the merits of the underlying decision by the Company to engage in the proposed acquisition. The following summary of William Blair’s fairness opinion is qualified in its entirety by reference to the full text of William Blair’s fairness opinion attached as Annex A to this Schedule 14D-9 and incorporated herein by reference.

In connection with William Blair’s fairness opinion, William Blair examined or discussed, among other things:

•	a draft of the Merger Agreement dated August 31, 2015;

•	a draft of the CVR Agreement dated August 31, 2015;

•	audited historical financial statements of the Company for the three fiscal years ended July 31, 2012, July 31, 2013 and July 31, 2014;

•	unaudited financial statements of the Company for the fiscal quarters ended October 31, 2014, January 31, 2015 and April 30, 2015;

•	certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the “Forecasts”);

•	certain information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies William Blair deemed relevant;

•	the current and historical market prices and trading volumes of the Shares of the Company; and

•	certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of the Company to discuss the foregoing, considered other matters that it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. In connection with its engagement, William Blair was requested to approach, and held discussions with, third parties to solicit indications of interest for a possible acquisition of the Company.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of William Blair’s fairness opinion including, without limitation, the Forecasts prepared and provided by the senior management of the Company, and William Blair assumed no responsibility or liability therefor. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, William Blair assumed, with the consent of the Board, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the Forecasts, the estimates and judgments on which they were based, or the assumptions in or results of the sensitivity analysis. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to the Company’s other stockholders. William Blair expressed no opinion as to any terms or other aspects of the Merger Agreement, the CVR Agreement or the Transactions (other than the Merger Consideration to the extent specified herein), including, without limitation, the form or structure of the Transactions, or tax or accounting consequences thereof. William Blair did not make an assessment as to the probability of achieving each of the Contingent Consideration Milestones giving rise to the payments in respect of the CVRs contemplated by the CVR Agreement in various alternative amounts and of the expected timing of achievement of the Contingent Consideration Milestones.

William Blair’s fairness opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of the fairness opinion. Although subsequent developments may affect its opinion, William Blair does not have any obligation to update, revise or reaffirm William Blair’s fairness opinion. William Blair relied as to all legal matters on advice of counsel to the Company, and assumed in rendering its opinion that the acquisition would be consummated on the terms described in the Merger Agreement and CVR Agreement, without any waiver of any material terms or conditions by the Company.

William Blair’s investment banking services and its opinion were provided for the use and benefit of the Board in connection with its consideration of the Transactions contemplated by the Merger Agreement. William Blair’s opinion was limited to the fairness, from a financial point of view, to the Company’s stockholders (other than Parent and its affiliates) of the Merger Consideration in connection with the Transactions, and William Blair did not address the merits of the underlying decision by the Company to engage in the Transactions and William Blair’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in connection with the Offer, or how any such stockholder should vote or otherwise act with respect to the Transactions.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at William Blair’s fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Company Analysis

William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for five publicly traded companies within the Ophthalmic Medical Technology and Medical Device Contract Manufacturing sectors with similar business models, products and customers that William Blair deemed relevant. The companies selected by William Blair were: (i) STAAR Surgical Company, (ii) TearLab Corporation, (iii) Carl Zeiss Meditec AG, (iv) Flextronics International Ltd., and (v) Greatbatch, Inc. Public companies (i) through (iii) were identified as “Ophthalmic Medical Technology” companies and public companies (iv) and (v) were identified as “Medical Device Contract Manufacturing” companies. William Blair noted for the Board that Flextronics International Ltd. represents a diversified contract manufacturer with medical devices accounting for a meaningful portion of its revenue.

Among the information William Blair considered were net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). In calculating adjusted EBITDA, William Blair adjusted for certain non-recurring, non-operating and non-cash items, as applicable. William Blair considered the enterprise value as a multiple of net revenue and adjusted EBITDA for each company for the last 12-month (“LTM”) period for which results were publicly available and for the calendar year 2015 estimates (“CY 2015E”). The operating results and the corresponding derived multiples for the selected public companies were based on each company’s most recent publicly available financial information and closing share prices as of August 28, 2015.

William Blair then used the implied enterprise value based on the terms of the proposed acquisition to derive implied valuation multiples for the Company based on net revenue and adjusted EBITDA for the LTM period and the CY 2015E. EBITDA of the Company was adjusted for stock-based compensation and for the acquisition of Sterimedix Ltd. as if it had occurred at the beginning of each respective period. William Blair then compared the multiples implied for the Company based on the terms of the proposed acquisition to the range of trading multiples for the selected public companies. Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.

Ophthalmic Medical Technology

($ in millions)	Synergetics Metric	Implied Synergetics Transaction Multiple			Public Comparables
		Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	1.98x	4.01x	3.45x	4.36x
CY 2015E Revenue	77.1	2.06x	2.23x	2.39x	1.92x	3.54x	3.23x	4.23x

LTM EBITDA	12.0	13.6x	14.7x	15.8x	14.2x	14.2x	14.2x	14.2x
CY 2015E EBITDA	11.7	14.0x	15.2x	16.3x	12.8x	12.8x	12.8x	12.8x

Medical Device Contract Manufacturing

($ in millions)	Synergetics Metric	Implied Synergetics Transaction Multiple			Public Comparables
		Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	0.26x	1.28x	1.28x	2.30x
CY 2015E Revenue	77.1	2.06x	2.23x	2.39x	0.27x	1.26x	1.26x	2.25x

LTM EBITDA	12.0	13.6x	14.7x	15.8x	5.3x	8.7x	8.7x	12.1x
CY 2015E EBITDA	11.7	14.0x	15.2x	16.3x	5.6x	8.7x	8.7x	11.9x

Note: All multiples reflect calendar year end.

William Blair noted for the Board that the implied multiples for the proposed acquisition were above the range of adjusted EBITDA multiples for the Medical Device Contract Manufacturing selected public companies, within the range of adjusted EBITDA multiples for the Ophthalmic Medical Technology selected public companies for the LTM period and above the range of adjusted EBITDA multiples for the Ophthalmic Medical Technology selected public companies for CY 2015E. Also, William Blair noted for the Board that the implied multiples for the proposed acquisition were above the median and mean revenue multiples for the Medical Device Contract Manufacturing selected public companies and within the range of revenue multiples for the Ophthalmic Medical Technology selected public companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of selected precedent transactions consisting of 13 transactions closed since 2011 within the Eye Care and Medical Device Contracting Manufacturing sectors with similar business models, products and customers that William Blair deemed relevant. William Blair’s analysis was based on publicly available information regarding such transactions. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions that were examined were (target/acquirer (date closed)):

(i)	Optos plc / Nikon Corporation (February 2015);

(ii)	Zygo Corporation / Ametek Inc. (April 2014);

(iii)	Aaren Scientific Inc. / Carl Zeiss Meditec, Inc. (January 2014);

(iv)	Bausch & Lomb Holdings Incorporated / Valeant Pharmaceuticals International (May 2013);

(v)	MicroSurgical Technology, Inc. / Halma plc (December 2012);

(vi)	Reichert, Inc. / Ametek Inc. (October 2011);

(vii)	Groupe Moria / Edmond de Rothschild Capital Partners (July 2011);

(viii)	Lake Region Medical, Inc. / Greatbatch, Inc. (August 2015);

(ix)	Phillips-Medisize Corporation / Golden Gate Capital (May 2014);

(x)	Symmetry Medical, Inc. / Tecomet, Inc. (August 2014);

(xi)	Nypro Inc. / Jabil Circuit Inc. (February 2013);

(xii)	Richco, Inc. / Filtrona plc (November 2011); and

(xiii)	Medisize Corporation / Phillips Plastics Corporation (July 2011).

Transactions (i) through (vii) were identified as “Eye Care” transactions, and transactions (viii) through (xiii) were identified as “Medical Device Contract Manufacturing” transactions. William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target as a multiple of its revenue and adjusted EBITDA for the LTM period prior to the announcement of the respective transaction. William Blair compared the resulting range of transaction multiples of revenue and adjusted EBITDA for the selected transactions to the implied transaction multiples of LTM net revenue and adjusted EBITDA for the Company based on the terms of the proposed acquisition. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following tables:

Eye Care Precedent Transactions

($ in millions)	Synergetics	Implied Synergetics Transaction Multiple			Public Comparables
	Metric	Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	1.67x	2.73x	2.96x	5.00x
LTM EBITDA	12.0	13.6x	14.7x	15.8x	9.3x	12.2x	13.1x	18.6x

Contract Manufacturing Precedent Transactions

($ in millions)	Synergetics	Implied Synergetics Transaction Multiple			Public Comparables
	Metric	Cash	Milestone #1	Milestone #2	Min.	Median	Mean	Max.
Enterprise Value
LTM Revenue	$76.4	2.15x	2.32x	2.50x	0.55x	1.21x	1.25x	2.15x
LTM EBITDA	12.0	13.6x	14.7x	15.8x	8.5x	9.0x	9.5x	11.6x

William Blair noted for the Board that the implied adjusted EBITDA multiple for the proposed acquisition was above the median and mean adjusted EBITDA multiples for the Eye Care selected precedent transactions and above the range of adjusted EBITDA multiples for the Medical Device Contract Manufacturing selected precedent transactions. William Blair also noted for the Board that the implied revenue multiple for the proposed acquisition was within the range of revenue multiples for the Eye Care selected precedent transactions and above the median and mean of revenue multiples for the Medical Device Contract Manufacturing selected precedent transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the Company, none of these transactions or associated companies is identical to the Company or the Transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the Company versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis

William Blair utilized the Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for the fiscal years ending July 31, 2016 through July 31, 2020. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for the Company. In this analysis, William Blair estimated a terminal value by utilizing a range of fiscal year 2020 EBITDA exit multiples of 10.0x to 12.0x and assumed discount rates ranging from 16.0% to 20.0%. The terminal multiples range was derived from the relevant multiple ranges of the selected precedent transaction analysis. The discount rate range was derived based upon a weighted average cost of capital analysis using the capital asset pricing model.

William Blair aggregated the present value of the free cash flows over the applicable forecast period with the present value of the range of terminal values to arrive at an implied enterprise value range. William Blair derived a range of diluted equity value per Share by deducting the Company’s net debt as of April 30, 2015 from the resulting enterprise value range and by dividing by the Company’s total diluted Shares outstanding as of August 26, 2015 (25,574,037 basic Shares outstanding and 1,075,540 options outstanding with a weighted average strike price of $3.99 as of August 26, 2015). William Blair noted that the equity value implied by the discounted cash flow analysis ranged from $5.08 per Share to $6.73 per Share, as compared to the Merger Consideration consisting of $6.50 per Share as Cash Consideration and one CVR per Share.

M&A Premiums Paid Analysis

William Blair reviewed data from 158 acquisitions of publicly traded domestic companies occurring after January 1, 2010 in which greater than 50% of the target’s equity was acquired at an equity value between $75 million and $200 million, excluding targets that were closed-end funds and real estate investment trusts (“REITs”). Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 60 days and 180 days prior to the announcement of each transaction. William Blair compared the range of resulting per Share stock price premiums for the reviewed transactions to the premium implied by the initial Cash Consideration based on the Company’s respective Share price one day, one week, one month, 60 days and 180 days prior to August 28, 2015. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

Premiums Relative to August 28, 2015

	Synergetics Price	Implied Premium at $6.50/ Share	Premiums Paid Data Percentile
Period			10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$4.39	48.1%	4.7%	13.7%	20.7%	29.5%	36.8%	42.8%	50.3%	64.3%	87.1%
One Week Prior	$4.38	48.4%	5.6%	14.2%	23.3%	29.9%	38.4%	46.1%	55.7%	68.8%	98.5%
One Month Prior	$4.75	36.8%	10.9%	18.9%	24.4%	32.7%	36.6%	51.4%	59.8%	73.1%	105.4%
60-Days Prior	$4.69	38.6%	7.3%	17.1%	26.6%	34.7%	41.1%	48.5%	60.8%	72.5%	98.5%
180-Days Prior	$4.52	43.8%	6.0%	19.1%	25.5%	38.2%	47.2%	54.9%	67.2%	82.0%	111.4%

Note: Excludes transactions involving closed-end funds or REITs.

Source: Dealogic as of August 28, 2015.

William Blair noted for the Board that (i) the premium of the initial Cash Consideration to the Company’s closing stock price one day and one week prior to August 28, 2014 was above the 60th percentile and below the 70th percentile of the analyzed precedent public transactions, (ii) the premium of the initial Cash Consideration to the Company’s one month prior closing stock price was at approximately the 50th percentile of the analyzed precedent public transactions and (iii) the premium of the initial Cash Consideration to the Company’s 60-day and 180-day prior closing stock prices was above the 40th percentile and below the 50th percentile of the analyzed transactions.

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Merger Consideration to be received by the Company’s stockholders. Rather, in rendering its oral opinion on September 1, 2015 (subsequently confirmed in writing) to the Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Merger Consideration to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance on a specific analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed acquisition. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities.

Fees

The Board selected William Blair as its financial advisor given, among other things, William Blair’s reputation, knowledge of the Company and the industry and experience with transactions similar to those contemplated by the Board. Pursuant to a letter agreement approved by the Board on June 12, 2015, a retainer fee of $100,000 was paid to William Blair upon execution of the letter agreement and an additional fee of $500,000 became payable to William Blair upon delivery of William Blair’s fairness opinion. A fee of approximately $3.2 million, less any fees previously paid to William Blair, will become payable to William Blair upon the consummation of the Offer. No portion of the fees payable to William Blair was contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Certain Unaudited Prospective Financial Information of the Company

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board in connection with its consideration of the Transactions and also provided by the Company’s management to William Blair in connection with the rendering of its opinion to the Board and performing its related financial analysis. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information — Forward-Looking Statements.”

The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended July 31, 2014 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2015 through 2020, which information summarizes information that was provided by the Company’s management to the Board and to William Blair in connection with the rendering of William Blair’s opinion to the Board and performing its related financial analysis, as described in this Item 4 under the heading “ — Opinion of William Blair & Company, L.L.C., the Company’s Financial Advisor”:

Consolidated Summary of Unaudited Prospective Financial Information ($ in thousands)

	2015E	2016E	2017E	2018E	2019E	2020E
Revenue	$73,935	$83,347	$91,538	$102,329	$107,415	$112,941
Cost of Goods Sold	34,232	37,944	40,277	44,002	45,114	46,306
Gross Profit	39,703	45,403	51,261	58,327	62,301	66,635
Operating Expenses	33,744	36,620	40,034	44,277	45,919	47,693
Operating Profit	5,959	8,783	11,227	14,050	16,382	18,942
Interest & Other Expense	76	106	50	-	-	-
Pre-tax Income	5,883	8,677	11,177	14,050	16,382	18,942
Taxes	1,658	2,679	3,465	4,355	5,242	6,061
Net Income	4,225	5,998	7,712	9,695	11,140	12,881
Adjusted EBITDA	8,801	12,175	14,714	17,637	20,073	22,742

The following is a reconciliation of the Company’s Adjusted EBITDA to the Operating Profit amounts contained in the summary of the unaudited prospective financial information set forth above (in thousands):

	2015E	2016E	2017E	2018E	2019E	2020E
Operating Profit	$5,959	$8,783	$11,227	$14,050	$16,382	$18,942
Depreciation and Amortization	2,842	3,392	3,487	3,587	3,691	3,800
Adjusted EBITDA	8,801	12,175	14,714	17,637	20,073	22,742

The summary of unaudited prospective financial information above includes Adjusted EBITDA, defined by the Company as income from continuing operations (exclusive of one-time events) before interest expense, income taxes, depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is a financial measure that has not been prepared in conformity with U.S. GAAP. Management believes Adjusted EBITDA is useful in evaluating the Company’s operating performance and ability to service debt compared to other companies in its industry and beneficial to investors, potential investors and other key stakeholders, including creditors, who use this measure in their evaluation of performance. Adjusted EBITDA is not presented to enhance an understanding of the Company’s operating results and is not intended to represent cash flow or results of operations. In addition, because non-GAAP financial measures are not determined consistently by all entities, Adjusted EBITDA as presented in the summary of unaudited prospective financial information above may not be comparable to a similarly titled measure of other companies. Adjusted EBITDA should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

The unaudited prospective information set forth above differs from the information included in William Blair’s fairness opinion by approximately $0.9 million, as the EBITDA included in such opinion excludes estimated stock compensation for fiscal year 2015.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this

Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Except as otherwise described above, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or compensated any person to make solicitations or recommendations to Company stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

In connection with William Blair’s services as the Company’s financial advisor, the Company has agreed to pay William Blair an aggregate fee currently estimated to be approximately $3.2 million, of which approximately $100,000 was payable upon execution of the engagement letter, $500,000 of which was payable upon delivery of William Blair’s opinion and approximately $2.6 million of which is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse certain of William Blair’s expenses and indemnify it against certain liabilities arising out of its engagement.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

Purchaser and Parent have represented and warranted to the Company in the Merger Agreement that neither Purchaser nor Parent, nor any of their respective “affiliates” or “associates” (as such quoted terms are defined in Rule 12b-2 promulgated under the Exchange Act) is or has been since December 31, 2011, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company. If the Offer is consummated, the Company does not anticipate seeking the adoption of the Merger Agreement by, or any other action of, the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (iii) each Share not irrevocably accepted for purchase or exchange in the Offer is to be converted into, or into the right to receive, the same amount and kind of cash, property, rights or securities to be paid for Shares irrevocably accepted for purchase or exchange in the Offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company’s stockholders to adopt the Merger Agreement or take any other action, in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Merger Agreement and the Transactions from the restrictions on business combination of Section 203 of the DGCL.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court (such Shares, collectively, “Dissenting Shares”). Any such judicial determination of the “fair value” of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of Shares. Stockholders should recognize that the value so determined could be greater than, less than or the same as the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price). Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all Shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days following the sending of this notice, deliver to the Company at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Holder

All written demands for appraisal should be addressed to Synergetics USA, Inc., 3845 Corporate Centre, Drive, O’Fallon, Missouri 63368, attention: Chief Financial Officer. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for Shares owned by such holder. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of Shares, which may be a central securities depository nominee if Shares have been so deposited.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within such 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered pursuant to the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders has been given as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings unless it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such stockholder’s Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw such stockholder’s demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision, Section 262(k) of the DGCL, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Antitrust Compliance

Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties will file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than September 23, 2015. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 13 of the Offer to Purchase under the heading “Conditions of the Offer.”

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company, Purchaser and Parent believe that no mandatory antitrust premerger notification filings are required outside the United States.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, the Company, Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, the Company, Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 of the Offer to Purchase under the heading “Conditions of the Offer.”

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2014 and its Quarterly Reports on Form 10-Q for the quarterly periods ended October 31, 2014, January 31, 2015 and April 30, 2015 and any other Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed after the date hereof with the SEC.

Golden Parachute Compensation

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the Company or Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9, such term is used to describe the compensation payable to the Company’s named executive officers as it relates to the Transactions. The Company has entered into change in control agreements with the named executive officers of the Company, which provide for potential compensation in connection with the Transactions. The terms and conditions of the change in control agreements are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company — Change in Control Agreements,” which is incorporated by reference herein.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change in control” under the terms of change in control agreements with the Company’s named executive officers, and the named executive officers may become entitled to receive certain payments and benefits. For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on September 16, 2015; (ii) the Merger Consideration is $6.50 per Share, or $7.50 per Share in the case of payment of the maximum Contingent Consideration Payments; and (iii) with respect to calculating the portion of equity awards subject to accelerated vesting, each applicable named executive officer incurs a termination of his or her employment by the Company without “cause” or terminates his or her employment as a result of an “involuntary termination” on the date immediately following the change in control. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below, see Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company — Change in Control Agreements.”

To the extent that the Company’s independent auditors as of the date of the change in control determine that the payments and benefits shown below constitute “excess parachute payments” as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), such payments and benefits will be reduced to the point that such payments and benefits no longer constitute “excess parachute payments.” To the extent that, following such reduction, the U.S. Internal Revenue Service (the “IRS”) determines that any excise taxes, penalties and/or interest are owed under the Code, the change in control agreements provide that the Company shall indemnify the named executive officer and hold him or her harmless against all such excise taxes, penalties and/or interest, provided that the named executive officer notifies the Company immediately of such determination by the IRS.

Golden Parachute Compensation

Name		Cash (3)	Equity (4)	Total
David M. Hable	Initial Cash Consideration (1)	$551,180	$1,097,546	$1,648,726
	Maximum Merger Consideration (2)	$551,180	$1,361,036	$1,912,216
Pamela G. Boone	Initial Cash Consideration (1)	$357,650	$396,653	$754,303
	Maximum Merger Consideration (2)	$357,650	$490,502	$848,152
Jason J. Stroisch	Initial Cash Consideration (1)	$328,427	$349,700	$678,127
	Maximum Merger Consideration (2)	$328,427	$430,845	$759,272
Michael R. Fanning	Initial Cash Consideration (1)	$280,614	$313,254	$593,868
	Maximum Merger Consideration (2)	$280,614	$386,194	$666,808

(1)            Assumes Merger Consideration of $6.50 per Share only and no achievement of the Contingent Consideration Milestones.

(2)            Assumes payment of the total maximum Contingent Consideration Payments of $1.00 per Share, for total Merger Consideration of $7.50 per Share, upon achievement of the Contingent Consideration Milestones.

(3)            The amounts disclosed in this column represent the “double trigger” cash severance amounts payable under the applicable named executive officer’s change of control agreement if, within one year following the Offer Closing, the named executive officer’s employment is terminated without cause or as a result of an involuntary termination. Payment would be contingent upon the named executive officer executing a separation agreement within 30 days of the termination in a form satisfactory to the Company and would be paid in 12 equal monthly installments beginning in the month following termination. Payments to each of the named executive officers as disclosed in this column would be equal to the sum of (i) accrued and unpaid vacation pay estimated as of September 11, 2015; (ii) an amount equal to one times the named executive officer’s annual base salary at the rate in effect immediately prior to the change of control; and (iii) an amount equal to the target bonus for the fiscal year of the named executive officer’s termination, pro-rated for the number of days the named executive officer was employed by the Company during the fiscal year. The amounts disclosed in this table assume that each of the named executive officers would be terminated the day immediately following the change of control and have been included as follows: (i) accrued vacation payouts for Mr. Hable, Ms. Boone, Mr. Stroisch and Mr. Fanning of $59,131, $39,540, $31,766 and $27,984, respectively; (ii) an amount equal to one times the base salary for Mr. Hable, Ms. Boone, Mr. Stroisch and Mr. Fanning of $445,629, $302,362, $284,795 and $242,525, respectively; and (iii) a pro-rated target bonus payment for Mr. Hable, Ms. Boone, Mr. Stroisch and Mr. Fanning of $46,420, $15,748, $11,866 and $10,105, respectively (assuming the achievement of the fiscal 2016 performance objectives).

(4)            The Merger Agreement provides that, at the Effective Time, each outstanding Option that is not then vested and exercisable will become fully vested and exercisable as of the Effective Time. All outstanding Options will be cancelled, and the holders of such Options will receive at, or as soon as practicable following, the Effective Time of the Merger, the following: (i) an amount of cash equal to (A) the total number of Shares subject to the Options multiplied by (B) the excess, if any, of (x) the Cash Consideration over (y) the applicable per-Share exercise price of such Option; and (ii) one CVR for each Share underlying such Option, in each case without interest and subject to any applicable tax withholding. The Merger Agreement further provides that, at the Effective Time, each outstanding Restricted Share will become fully vested as of the Effective Time. At the Effective Time, all outstanding Restricted Shares will be cancelled, and the holders of Restricted Shares will receive at, or as soon as practicable following, the Effective Time of the Merger, the following: (i) an amount of cash equal to the Cash Consideration for each Restricted Share held by such holder, and (ii) one CVR for each Restricted Share held by such holder, in each case without interest and subject to any applicable tax withholding. The value of the “single trigger” acceleration with respect to Options that are unvested as of September 11, 2015, assuming no achievement of the Contingent Consideration Milestones, is $394,395 for Mr. Hable; $145,376 for Ms. Boone; $128,531 for Mr. Stroisch; and $113,821 for Mr. Fanning. The value of the “single trigger”

acceleration with respect to Options that are unvested as of September 11, 2015, assuming achievement of the maximum Contingent Consideration Milestones, is $549,709 for Mr. Hable; $200,567 for Ms. Boone; $175,650 for Mr. Stroisch; and $156,079 for Mr. Fanning. The value of the “single trigger” acceleration with respect to the Restricted Shares that are unvested as of September 11, 2015 is $703,151 for Mr. Hable; $251,277 for Ms. Boone; $221,169 for Mr. Stroisch; and $199,433 for Mr. Fanning. The value of the “single trigger” acceleration with respect to the Restricted Shares that are unvested as of September 11, 2015, assuming achievement of the maximum Contingent Consideration Milestones, is $811,327 for Mr. Hable; $289,935 for Ms. Boone; $255,195 for Mr. Stroisch; and $230,115 for Mr. Fanning. The amounts reported in this column reflect the total “single trigger” amounts payable to each of the named executive officers for unvested Options and Restricted Shares only. The amounts reported in the “Agreements or Arrangements with Executive Officers and Directors of the Company — Treatment of Stock Options” and “Agreements or Arrangements with Executive Officers and Directors of the Company — Treatment of Restricted Stock Awards” sections in Item 3 include the total amounts payable at the Effective Time to each of the named executive officers for both unvested and vested Options and Restricted Shares.

Effective December 31, 2013, Dr. Jerry L. Malis, one of the Company’s named executive officers, retired from his position as the Company’s Executive Vice President and Chief Scientific Officer. Since the termination of Dr. Malis’ employment was not related to a change in control, he is not deemed to receive compensation based upon or otherwise relating to the Transactions and has been omitted from the table as a result.

Legal Proceedings Relating to the Tender Offer

None.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, including the timing of the Transactions and other information relating to the Transactions. Without limiting the foregoing, words such as “believes,” “plans,” “prospective,” “anticipates,” “forecasts,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “would,” “assuming,” “potential,” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the Transactions, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger, uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer, the risk that competing offers or acquisition proposals will be made, the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger, the effects of disruption from the Transactions on the Company’s business, including diverting management’s attention from the Company’s ongoing business operations, and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners, the amount of the costs, fees, expenses and charges related to the Transactions, the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability, other uncertainties pertaining to the business of the

Company, including those set forth in the Company’s filings with the SEC, especially in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2014 filed with the SEC and in other periodic reports and filings with the SEC from time to time, including the Company’s Quarterly Reports on Form 10-Q. The Company believes that the assumptions on which the forward-looking statements in this document are based are reasonable. However, the Company cannot assure you that the actual results or developments the Company anticipates will be realized or, if realized, that they will have the expected effects on our business or operations. In light of significant uncertainties inherent in the forward-looking statements contained herein, the reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements to reflect events or circumstances after the date of this document or to update reasons why actual results could differ from those anticipated in forward-looking statements in this document, except as required by law. All subsequent written and oral forward-looking statements concerning the Transactions or other matters addressed in this document and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Item 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 16, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Blue Subsidiary Corp., filed by Blue Subsidiary Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. (“Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Summary Advertisement, published September 16, 2015 in The New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Letter dated September 16, 2015 to the Stockholders of Company.*
(a)(2)(A)	Opinion of William Blair & Company, L.L.C., dated September 1, 2015 (included as Annex A to this Schedule 14D-9).*
(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on September 2, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C of Blue Subsidiary Corp. filed by Blue Subsidiary Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the SEC on September 2, 2015).
(a)(5)(B)	Press release issued by Synergetics USA, Inc. on September 2, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 2, 2015).
(a)(5)(C)	Email to employees of Synergetics USA, Inc., dated September 2, 2015 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9-C of Synergetics USA, Inc. filed with the SEC on September 4, 2015 (the “Schedule 14D-9-C”)).
(a)(5)(D)	Article published by the St. Louis Post-Dispatch, dated September 2, 2015 (incorporated by reference to the Schedule 14D-9-C).

Exhibit No.	Description
(a)(5)(E)	Article published by the St. Louis Business Journal, dated September 4, 2015 (incorporated by reference to the Schedule 14D-9-C).
(e)(1)	Agreement and Plan of Merger, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Synergetics USA, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 2, 2015).
(e)(2)	Contingent Value Rights Agreement, dated as of September 16, 2015, by and between Valeant Pharmaceuticals International and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).
(e)(3)	Confidentiality Agreement dated January 6, 2015 by and between Synergetics USA, Inc. and Valeant Pharmaceuticals International, Inc.*
(e)(4)	Exclusivity Agreement, dated as of August 19, 2015, by and between Synergetics USA, Inc. and Valeant Pharmaceuticals, Inc.*
(e)(5)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and David M. Hable (incorporated by reference to Exhibit (d)(8) to the Schedule TO).
(e)(6)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Pamela Boone (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(7)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Jason Stroisch (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(8)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Michael Fanning (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(9)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Robert H. Blankemeyer (incorporated by reference to Exhibit (d)(9) to the Schedule TO).
(e)(10)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Lawrence C. Cardinale (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(11)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and Juanita H. Hinshaw (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(12)	Tender Agreement, dated as of September 1, 2015, by and among Valeant Pharmaceuticals International, Blue Subsidiary Corp. and D. Graeme Thomas (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(13)	Second Amended and Restated Synergetics USA, Inc. 2001 Stock and Performance Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed with the SEC on November 12, 2013).
(e)(14)	Form of Employee Restricted Stock Agreement for the Amended and Restated Synergetics USA, Inc. 2001 Stock Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 13, 2006).
(e)(15)	Amended and Restated Synergetics USA, Inc. 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 13, 2006).
(e)(16)	Amendment No. 1 to Amended and Restated Synergetics USA, Inc. 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 29, 2009).

Exhibit No.	Description
(e)(17)	Amendment No. 2 to Amended and Restated Synergetics USA, Inc. 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed with the SEC on November 14, 2012).
(e)(18)	Change in Control Agreement effective as of January 29, 2009 by and between David M. Hable and Synergetics USA, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2009).
(e)(19)	Change in Control Agreement effective as of August 1, 2010 by and between Pamela G. Boone and Synergetics USA, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on October 12, 2010).
(e)(20)	Change in Control Agreement effective as of August 1, 2010 by and between Jason Stroisch and Synergetics USA, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 9, 2011).
(e)(21)	Change in Control Agreement effective as of August 1, 2010 by and between Michael Fanning and Synergetics USA, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on March 9, 2011).
*	Filed herewith.
Annex A	Opinion of William Blair & Company, L.L.C., dated September 1, 2015.
Annex B	Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2015	SYNERGETICS USA, INC.

	By:	/s/ David M. Hable
David M. Hable President and Chief Executive Officer

Annex A

September 1, 2015

Board of Directors

Synergetics USA, Inc.

3845 Corporate Centre Dr.

O’Fallon, MO 63368

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the “Stockholders”) of Synergetics USA, Inc. (the “Company”) of the Merger Consideration (as defined below) proposed to be paid to the Stockholders (other than Valeant Pharmaceuticals International, Inc. (“Parent”) and its affiliates) pursuant to the draft Agreement and Plan of Merger dated August 31, 2015 (the “Merger Agreement”) by and among Parent, Blue Subsidiary Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock of the Company, $0.001 par value per share (each, a “Share”), for (i) $6.50 per Share in cash (the “Cash Consideration”) and (ii) one contractual contingent value right per Share (a “CVR”) issued by the Company under the CVR Agreement (as defined in the Merger Agreement) (the “CVR Consideration” and, together with the Cash Consideration, the “Merger Consideration” and, such offer, the “Tender Offer”), and will accept all Shares validly tendered and not withdrawn, subject to the terms of the Merger Agreement. The Merger Agreement further provides that following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and together with the Tender Offer, the “Transaction”), and each outstanding Share (other than Shares owned directly or indirectly by the Company, Parent or its affiliates) will be cancelled and converted into the right to receive the Merger Consideration. As further described in the Merger Agreement, each “CVR” shall entitle the holder thereof to receive up to two contingent payments, if any, of up to $0.50 each per Share upon the Company achieving certain milestones at the times and subject to the terms and conditions set forth in the CVR Agreement. The terms and conditions of the Transaction are set forth more fully in the Merger Agreement and the CVR Agreement.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) a draft of the Merger Agreement dated August 31, 2015, and we have assumed that the final form of the Merger Agreement will not differ from such draft in any material respects; (b) a draft of the CVR Agreement dated August 31, 2015, and we have assumed that the final form of the CVR Agreement will not differ from such draft in any material respects; (c) audited historical financial statements of the Company for the three fiscal years ended July 31, 2012, 2013 and 2014; (d) certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the “Forecasts”); (e) certain information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) the current and historical market prices and trading volumes of the common stock of the Company; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

A-1

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by the senior management of the Company, and we assume no responsibility or liability therefor. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts, the estimates and judgments on which they are based, or the assumptions in or results of the sensitivity analysis. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to the Company’s other stockholders. We express no opinion as to any terms or other aspects of the Merger Agreement, the CVR Agreement or the Transaction (other than the Merger Consideration to the extent specified herein), including, without limitation, the form or structure of the Transaction, or tax or accounting consequences thereof. We have not made an assessment as to the probability of achieving each of the milestones giving rise to the payments in respect of the CVRs contemplated by the CVR Agreement in various alternative amounts and of the expected timing of achievement of a milestone. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Transaction, have received a retainer fee and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Tender Offer. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Committee in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders (other than Parent and its affiliates) of the Merger Consideration in connection with the Transaction, and we do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender Shares in connection with the Tender Offer, or how any such Stockholder should vote or otherwise act with respect to the Transaction. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in a Solicitation/Recommendation Statement on Schedule 14D-9 mailed to the Stockholders by the Company with respect to the Tender Offer. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders (other than Parent and its affiliates).

Very truly yours,

/s/ William Blair & Company, L.L.C.

WILLIAM BLAIR & COMPANY, L.L.C.

A-2

Annex B

Section 262 of Delaware General Corporation Law

§ 262. Appraisal rights.

(a)        Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)        Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)        Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)        Notwithstanding paragraph(b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.        Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.        Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.        Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a and b of this section; or

d.        Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)        In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)        In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)        Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)        Appraisal rights shall be perfected as follows:

(1)        If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)        If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)        Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)        Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)        At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)        After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)        The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)        The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)        From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)        The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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